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                             October 27, 2020

       Gerry McClinton
       Chief Financial Officer, Chief Operating Officer and Director Capstone Companies, Inc.
       431 Fairway Drive
       Suite 200
       Deerfield Beach Florida 33441

                                                        Re: Capstone Companies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Form 10-Q for the
Fiscal Quarters Ended March 31, 2020,
                                                            and June 30, 2020
                                                            File No. 000-28831

       Dear Mr. McClinton:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For The Fiscal Year Ended December 31, 2019

       Item 9A Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 47

   1. We note on page 48 that your company's management reached a conclusion on internal control over financial
reporting twice. Please amend this filing to state your company management's conclusion
on disclosure controls and procedures in addition to the
                                                        conclusion on internal
control over financial reporting. Refer to Item 307 of Regulation
                                                        S-K. This comment
applies to the Forms 10-Q for the quarterly period ended March 31,
                                                        2020 and June 30, 2020.
 Gerry McClinton
Capstone Companies, Inc.
October 27, 2020
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or John Cash, Accounting Branch
Chief at 202-551-3768 with any questions.



FirstName LastNameGerry McClinton                         Sincerely,
Comapany NameCapstone Companies, Inc.
                                                          Division of
Corporation Finance
October 27, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName